

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2014

Via E-mail
Mr. Floyd F. Chadee
Senior Vice President and Chief Financial Officer
StanCorp Financial Group, Inc.
1100 SW Sixth Avenue
Portland, OR 97204

Re: **StanCorp Financial Group, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2013
           Filed February 26, 2014
           File No. 001-14925

Dear Mr. Chadee:

       We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information in the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Joel Parker

                                          Joel Parker
                                          Accounting Branch Chief